UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C.  20549

                      SCHEDULE 13G (Amendment

No. 11) Item 1(a) Name of Issuer:

          Hardinge Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          One Hardinge Drive
          P.O. Box 1507
          Elmira, New York  14902

Item 2(a) Name of Person Filing:

          Chemung Canal Trust Company

Item 2(b) Address or Principal Business Office or, if none,
          residence: One Chemung Canal Plaza
          Elmira, New York  14901

Item 2(c) Citizenship:

          U.S.A. - State of New York

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP Number:

          412324 30 3

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) ( ) Broker or Dealer registered under Section 15 of the Act (b) (X) Bank as defined in Section 3(a)(6) of the Act
          (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act
          (d) ( ) Investment Company registered under Section 8 of the Investment Company Act
          (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
          (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
          (g) ( ) Parent Holding Company, in accordance with Section 240.13d-(b)(ii)(G)
         (h)  ( )  Group, in accordance with Section 240.13d-
               1(b)(1)(ii)(H)

Item 4 Ownership:

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          Shares of Hardinge Inc. Common Stock are held by Chemung
Canal

          Trust Company in various fiduciary capacities either alone or with others.  It alone holds sole voting powers as to 518,400 shares and sole dispositive powers as to 355,745 shares of

          Common Stock except that as to 123,869 shares held by it as trustee of the Hardinge Inc. Savings Plan, it is required in the event of a tender offer or of any corporate action

          requiring a greater than majority vote of shareholders to act in accordance with instructions received from Plan

          participants.  It shares with others the voting and

          dispositive powers as to 236,556 shares of Common Stock.

          (a)  Amount Beneficially Owned:

               754,956

          (b)  Percent of Class:

               11.62% based on 6,495,559 shares outstanding on December

               31, 1997, as reported by the issuer.

          (c)  Number of Shares as to which such person has:

(i)  sole power to vote or to direct the vote:

518,400 (ii) shared power to vote or to direct the vote:

236,556 (iii)sole power to dispose or to direct the disposition of:

355,745 (iv) shared power to dispose or to direct the disposition of:

236,556 Item 5 Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.




          Shares of Hardinge Inc. Common Stock are held by Chemung Canal Trust Company in various fiduciary capacities either alone or with others. It alone holds sole voting and dispositive powers as to 355,745 shares; sole voting but no power to dispose as to 162,655 shares; and shared voting and dispositive powers as to 236,556 shares. No shares are owned by Chemung Canal Trust Company in its separate corporate capacity. With respect to all of said shares, other persons have the right to receive and in certain instances, the power to direct the receipt of dividends from, or the proceeds from the sale of, said shares.
          None of such interests relates to more than 5% of the Issuer's shares.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding
          Company:

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.
          NOT APPLICABLE
Item 8    Identification and Classification of Members of the Group:
          If a group has filed this schedule pursuant to Rule 13d 1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit
          stating the identity of each member of the group.
          NOT APPLICABLE
Item 9 Notice of Dissolution of Group:
          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the securities reported on will be filed, if required by members of the group in their individual capacity.
          NOT APPLICABLE
Item 10 Certification:
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:         February ____, 1998.
Signature:     CHEMUNG CANAL TRUST COMPANY
               By ________________________________
Name/Title:         /s/Robert J. Hodgson
                    Senior V.P., General Counsel &
Secretary